FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34368

CHEMSPEC INTERNATIONAL LIMITED

No. 200, Wu Wei Road

Shanghai 200331

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TABLE OF CONTENTS

Exhibit 99.1 – Press Release

Exhibit 99.2 – Agreement and Plan of Merger, dated as of March 21, 2011, among Chemspec International Limited, Halogen Limited, Halogen Mergersub Limited and Dr. Jianhua Yang.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ Jianhua Yang
Name:	Jianhua Yang
Title:	Chief Executive Officer

Date: March 21, 2011

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Exhibit 99.1

CHEMSPEC INTERNATIONAL LIMITED

ENTERS INTO MERGER AGREEMENT WITH

HALOGEN LIMITED AND HALOGEN MERGERSUB LIMITED

SHANGHAI, March 21, 2011 — Chemspec International Limited (NYSE: CPC; “Chemspec” or the “Company”, incorporated in the Cayman Islands), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced that it has entered into a definitive agreement and plan of merger with Halogen Limited (“Parent”), an entity jointly owned by Dr. Jianhua Yang and an affiliate of Primavera Capital Management Ltd. (“Primavera”) and Halogen Mergersub Limited (“Merger Sub”), a Cayman Islands exempted company wholly owned by Parent. Dr. Jianhua Yang is the Company’s Chief Executive Officer and the Chairman of the Company’s Board of Directors and beneficially owns approximately 55% of the Company’s outstanding ordinary shares.

Under the terms of the merger agreement, each ordinary share of the Company (including shares represented by American Depositary Shares (“ADSs”), each of which represents sixty ordinary shares) issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive $0.135 (or $8.10 per ADS) in cash without interest, except for the ordinary shares and ordinary shares represented by ADSs beneficially owned by Dr. Jianhua Yang, Mr. Yunlong Yuan and Mr. Weinian Qi which will be cancelled without receiving any consideration. The offer represents a 28.2% premium over the closing price as quoted by Bloomberg L.P. on November 10, 2010 and a 27.1% premium over the 90-day volume weighted average price as quoted by Bloomberg L.P. on November 10, 2010, the last trading day prior to the Company’s announcement on November 11, 2010 that it had received a “going private” proposal.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Independent Committee formed by the Board of Directors, approved the merger agreement and resolved to recommend that the Company’s shareholders vote to adopt the merger agreement. The Independent Committee, which is composed solely of directors unrelated to any of Parent, Merger Sub, Primavera or any of the management members of the Company, negotiated the terms of the merger agreement with the assistance of its financial and legal advisors.

The merger contemplated by the merger agreement, which is currently expected to close before the end of the third quarter 2011, is subject to the adoption of the merger agreement by an affirmative vote of shareholders in accordance with Cayman Islands law and an affirmative vote of the majority of the disinterested shareholders of the Company that are present and voting in person or by proxy at a meeting of the Company’s shareholders, as well as certain other customary closing conditions. Dr. Jianhua Yang has agreed to vote to adopt the merger agreement. Standard Chartered Bank (Hong Kong) Limited (“SCB”), Parent and Merger Sub have entered into a facility agreement pursuant to which SCB has agreed to provide financing for the transaction, subject to certain conditions. The Company will schedule a meeting of its shareholders for the purpose of voting on the adoption of the merger agreement. If completed, the merger will, under Cayman Islands laws, result in the Company becoming a privately-held company and its ADSs would no longer be listed on the New York Stock Exchange.

Houlihan Lokey is serving as financial advisor to the Independent Committee. Shearman & Sterling LLP is serving as U.S. legal advisor to the Independent Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Independent Committee. Simpson Thacher & Bartlett LLP is serving as U.S. legal advisor to the Company. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to Dr. Jianhua Yang. Latham & Watkins LLP is serving as U.S. legal advisor to Primavera, and Commerce and Finance Law Offices is serving as PRC legal advisor to Primavera. Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the buyer group. O’Melveny & Myers LLP is serving as U.S. legal advisor to Houlihan Lokey. White & Case is serving as U.S. and Hong Kong legal advisor to SCB, and Walkers is serving as Cayman Islands legal advisor to SCB.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the transaction, which will include the merger agreement and related documents. All parties desiring details regarding the transaction are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the proposed merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Chemspec International Limited

No. 200, Wu Wei Road

Shanghai 200331, China

Fax: (86-21) 6363 6993

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed merger go forward.

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals as well as fluorinated specialty chemicals. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec’s end users. Chemspec’s customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit http://www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Limited

In Shanghai

Carol Fang

Tel: +86-21-63638108

Email: ir@chemspec.com.cn

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Exhibit 99.2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER Dated as of March 21, 2011 among HALOGEN LIMITED HALOGEN MERGERSUB LIMITED CHEMSPEC INTERNATIONAL LIMITED and DR. JIANHUA YANG (solely for the purpose of Section 6.20)

TABLE OF CONTENTS

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time	2

ARTICLE II

MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING CORPORATION

2.1	The Memorandum and Articles of Association	2

ARTICLE III

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

3.1	Directors	3
3.2	Officers	3

ARTICLE IV

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

4.1	Effect on Issued Share Capital	3
4.2	Exchange of Certificates	5
4.3	Treatment of Stock Plans	7

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties of the Company	8
5.2	Representations and Warranties of Parent and Merger Sub	22

ARTICLE VI

COVENANTS

6.1	Conduct of Business Pending the Merger	27
6.2	Acquisition Proposals	31
6.3	Preparation of the Proxy Statement and Schedule 13E-3	34
6.4	Shareholders’ Meeting	34
6.5	Filings; Other Actions; Notification	35
6.6	Access and Reports	36
6.7	Stock Exchange Delisting	37

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6.8	Publicity	37
6.9	Financing	37
6.10	Expenses	39
6.11	Indemnification; Directors’ and Officers’ Insurance	40
6.12	Takeover Statutes	41
6.13	Resignations	41
6.14	Participation in Litigation	41
6.15	Confidentiality Agreement	42
6.16	No Amendment to Buyer Group Contracts.	42
6.17	Management.	42
6.18	Round-trip Investment Registration.	42
6.19	Merger Sub.	43
6.20	No Knowledge of Inaccuracies.	43

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	43
7.2	Conditions to Obligations of Parent and Merger Sub	43
7.3	Conditions to Obligation of the Company	44

ARTICLE VIII

TERMINATION

8.1	Termination	44
8.2	Effect of Termination	47
8.3	Termination Fee	47

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1	Non-Survival of Representations and Warranties and Agreements	50
9.2	Modification or Amendment	50
9.3	Waiver	50
9.4	Counterparts; Signatures	50
9.5	Governing Law and Venue	51
9.6	Notices	51
9.7	Entire Agreement	53
9.8	No Third Party Beneficiaries	53
9.9	Severability	53
9.10	Interpretation; Absence of Presumption	54
9.11	Assignment	54
9.12	Attorneys’ Fees	54
9.13	Remedies	55
9.14	Limitation on Liabilities	55
9.15	Certain Definitions	56

Appendix 1	Plan of Merger

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 21, 2011, is by and among Halogen Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Halogen Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the outstanding shares of which are owned by Parent (“Merger Sub”), Chemspec International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) and Dr. Jianhua Yang (solely for the purpose of Section 6.20). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Section 9.15.

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (i) determined that it is in the best interest of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval and adoption of this Agreement by the shareholders of the Company;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (ii) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, Dr. Jianhua Yang and Primavera Capital (Cayman) Fund I L.P., a company incorporated under the laws of the Cayman Islands (“Primavera”), (each, a “Guarantor” and collectively, the “Guarantors”) is each entering into a limited guaranty in favor of the Company (each, a “Guaranty” and collectively, the “Guaranties”) with respect to certain obligations of Parent and Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law. The Merger shall have the effects specified in the Cayman Companies Law.

1.2 Closing. Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, commencing at 9:00 a.m. (Hong Kong time), on the first business day immediately following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) shall be satisfied or waived in accordance with this Agreement, unless another date, time or place is agreed to in writing by Parent and the Company (such date being the “Closing Date”).

1.3 Effective Time. At the Closing, subject to Section 8.1, (i) Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) in the form contained in Appendix 1 hereto and the parties hereto shall file the Cayman Plan of Merger and other documents required to effect the Merger by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law; and (ii) Parent shall deliver a request to the Lender to draw down the proceeds of the Debt Financing (or a request to the financing sources for the Alternative Financing, if applicable, to draw down the proceeds of the Alternative Financing). The Merger shall become effective at the date as specified in Section 10 of the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

ARTICLE II

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF THE SURVIVING CORPORATION

2.1 The Memorandum and Articles of Association. As of the Effective Time, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (except that, at the Effective Time, Article I of the memorandum and articles of association of the Surviving Corporation shall be amended to be and read as follows: “The name of the corporation is Chemspec International Limited) (the “Memorandum and Articles of Association”) until thereafter changed or amended as provided therein or by applicable Law.

ARTICLE III

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

3.1 Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

3.2 Officers. The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

ARTICLE IV

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL;

MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

4.1 Effect on Issued Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a) Merger Consideration. Each ordinary share, par value HK$0.01 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing 60 Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below) shall be cancelled in exchange for the right to receive US$0.1350 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents 60 Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent the right to receive US$8.10 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement. At the Effective Time, all of the Shares, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 4.2(f). For purposes of this Agreement, “Excluded Shares” means, collectively, (i) Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Dr. Jianhua Yang or any Person controlled by Dr. Jianhua Yang prior to the Effective Time (“Founder Shares”), (ii) Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Mr. Yunlong Yuan or Mr. Weinian Qi or any Person controlled by either of the foregoing prior to the Effective Time (“Management Shares”) and (iii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shareholders”). In the event that the Company changes the number of Shares or securities convertible into or exchangeable or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or any other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such change, be the Per Share Merger Consideration and the Per ADS Merger Consideration.

(b) Cancellation of Shares. Each of the Founder Shares and the Management Shares shall, by virtue of the Merger and without any action on the part of its holder, cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor.

(c) Merger Sub. At the Effective Time, each ordinary share, par value HK$0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value HK$0.01 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation.

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (a) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (b) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Company Shareholders’ Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered. In the event that monies due to Dissenting Shareholders and shareholders of the Company who are untraceable exceeds US$2,000,000, such monies and any monies which are returned shall be held by the Surviving Corporation in a separate non interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

4.2 Exchange of Certificates.

(a) Paying Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the holders of Shares and ADSs, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 4.1(a), Section 4.2(f) and Section 4.3(a) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”). If a Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, (i) such Shares shall cease to be Excluded Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such Dissenting Stockholder has withdrawn its demand for, or lost its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law and (y) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that Parent shall not direct the Paying Agent to make any such investments that are speculative in nature. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a), Section 4.2(f) and Section 4.3(a) shall be returned to the Surviving Corporation in accordance with Section 4.2(d). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Section 4.2(f) and Section 4.3(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 4.1(a), Section 4.2(f) and Section 4.3(a).

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five business days in the case of record holders and (y) three business days in the case of the Depository Trust Company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands-incorporated company specifying how the delivery of the Exchange Fund to registered holders of the Shares shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for effecting the surrender of share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 4.2(e)) in exchange for the Per Share Merger Consideration. Upon surrender of a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, each registered holder of Shares represented by such Share Certificate and each registered holder of Shares which are not represented by a Share Certificate (“Uncertificated Shares”) shall be entitled to receive in exchange therefor a cheque, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 4.2(e)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs. The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, no transfers of Shares shall be effected in the register of members of the Company. If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation upon demand by the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article IV upon due surrender of its Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 4.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(f) Dissenters’ Rights. No Person who has validly exercised their appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s appraisal rights under the Cayman Companies Law. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to Citibank N.A. (the “Depositary”) to terminate the deposit agreement dated June 23, 2009 between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.

(h) Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

4.3 Treatment of Stock Plans.

(a) Treatment of Vested Options. At the Effective Time, the Surviving Corporation shall make to each holder of outstanding vested options to purchase Shares under the Stock Plan (“Vested Company Options”) an unconditional and irrevocable offer which, if accepted by such holder, shall result in all Vested Company Options held by such holder being cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash (net of any applicable withholding taxes) equal to (x) the total number of Shares subject to the Vested Company Options immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share of such Vested Company Options.

(b) Treatment of Unvested Options. At the Effective Time, the Surviving Corporation shall make to each holder of outstanding unvested options to purchase Shares under the Stock Plan (“Unvested Company Options”) an unconditional and irrevocable offer which, if accepted by such holder, shall result in all Unvested Company Options held by such holder being cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, a restricted cash award (“RCA”) in the amount equal to (x) the total number of Shares subject to the Unvested Company Options immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share of Such Unvested Company Options. RCAs shall be subject to the same vesting conditions applicable to the Unvested Company Options without giving effect to the transactions contemplated herein and unvested RCAs are not transferable by means of sale, assignment, exchange, pledge, or otherwise. On the date, and to the extent, that the Unvested Company Options would have become vested without giving effect to the transactions contemplated herein, such corresponding portion of the RCAs shall be converted to US dollars and will be delivered to the holder of such RCAs, net of any applicable withholding taxes, as soon as practicable thereafter. The holder of the RCAs is personally responsible for the proper reporting and payment of all taxes related to the distribution.

(c) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company or the compensation committee of the board of directors of the Company, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of Sections 4.3(a) and 4.3(b). The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company to any Person pursuant to or in settlement of Company Options.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except (x) as may be disclosed in the Company Reports filed with the Securities and Exchange Commission (the “SEC”) prior to the date hereof (excluding, in each case, any nonspecific disclosures set forth in any risk factor section to the extent they are general, nonspecific and forward looking statements or cautionary or forward-looking in nature) or (y) as may be disclosed in the corresponding sections or subsections of the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so, qualified or in good standing, or to have such power or authority, is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(b) Capital Structure.

(i) The authorized share capital of the Company consists of 20,000,000,000 Shares of a par value of HK$0.01, of which, based on the register of members of the Company as of the date of this Agreement, 2,203,620,000 Shares are outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the date of this Agreement, there are 24,329,760 Shares reserved for options under the Company’s Share Incentive Plan adopted as of January 1, 2008 (the “Stock Plan”). Each of the outstanding shares of share capital or other securities of each of the Company’s directly or indirectly wholly owned Subsidiaries, which are set forth in Section 5.1(b)(i) of the Company Disclosure Schedule (“Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company or by a Wholly Owned Subsidiary, free and clear of any lien, charge, pledge, security interest, mortgage, claim or other encumbrance (each, a “Lien” and collectively, “Liens”). Each of the outstanding shares of capital stock or other securities that are directly or indirectly owned by the Company of each of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries, which are set forth in Section 5.1(b)(i) of the Company Disclosure Schedule (“Non-Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company or by a Wholly Owned Subsidiary, free and clear of any Lien other than Permitted Liens. Except as set forth in Section 5.1(b)(i) of the Company Disclosure Schedule, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(ii) Each Company Option (A) was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the Stock Plan, (B) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (C) has a grant date identical to the date on which the Company’s board of directors or compensation committee actually awarded such Company Option.

(c) Corporate Authority; Approval and Fairness; No Violations.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof, subject only to approval of this Agreement by (i) by a majority in number of the holders of the Shares representing at least 75% of the total issued and outstanding Shares (the “75% Authorisation”), unless a revision to Section 233 (6) of the Cayman Companies Law (the “Current Section”) is brought into legal effect prior to the Shareholders’ Meeting providing for authorisation of a plan of merger by a constituent company in a different manner than that contained in the Current Section, in which case such approval shall be required not by the 75% Authorisation, but instead in the manner provided in the revision to the Current Section and (ii) the affirmative vote of shareholders representing more than 50% in value of the Shares (excluding Founder Shares and Management Shares) present and voting in person or by proxy as a single class at the Shareholders’ Meeting (collectively, the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (A) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders, (B) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (C) resolved to recommend approval of this Agreement to the holders of Shares (the “Company Recommendation”). The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement be submitted to the holders of Shares for their approval.

(iii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger or the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, any provision (x) of the memorandum and articles of association of the Company or (y) of the similar organizational documents of any of the Company’s Subsidiaries, (B) a material breach or material violation of, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) that the matters referred to in Section 5.1(d) are complied with and the Requisite Company Vote is obtained, any Law to which the Company or any of its Subsidiaries is subject, (C) a default under any of the terms, conditions or provisions of any loan or credit agreement, letter of credit, guarantee, power of attorney, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party, or an acceleration of the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract, (D) the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (C) or clause (D) above, for any such default, creation or acceleration that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(d) Government Approvals. Except for (A) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) (including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), (B) compliance with the rules and regulations of the NYSE, (C) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, (D) consent or approval of, or filing with applicable Governmental Antitrust Entity, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby, except for those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), since May 26, 2009 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply when filed or furnished in all material respects with the applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(iv) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company or other persons performing similar functions by others within those entities. Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the internal control over financial reporting utilized by the Company and its Subsidiaries.

(f) Absence of Certain Changes. From October 1, 2010 to the date hereof, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, and as set forth on Section 5.1(f) of the Company Disclosure Schedule, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been:

(A) any change in the financial condition, business or results of their operations or any circumstance, occurrence or development of which the Company has Knowledge which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;

(B) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company);

(C) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(D)(1) any material increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (2) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or

(E) any agreement to do any of the foregoing.

(g) Litigation and Liabilities. As of the date of this Agreement, there are no civil, criminal, administrative or other actions, suits, claims, oppositions, litigations, hearings, arbitrations, investigations or other proceedings (“Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, other than any such Actions that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise (“Liabilities”), except (i) as reflected, accrued or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed after the Applicable Date but prior to the date hereof, (ii) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Reports, (iii) for Liabilities incurred pursuant to the transactions contemplated by this Agreement, or (iv) Liabilities that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(h) Employee Benefits.

(i) All benefit and compensation plans covering current or former Employees of the Company and its Subsidiaries and current or former directors of the Company (the “Company Benefit Plans”) are listed in Section 5.1(h) of the Company Disclosure Schedule. Each Company Benefit Plan listed in Section 5.1(h) of the Company Disclosure Schedule has been provided or made available to Parent and Merger Sub.

(ii) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(iii) There is no outstanding order against the Company Benefit Plans that is, and would reasonably be expected to be, material.

(iv) The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options to purchase Shares to any Employees, consultants or directors of the Company after the date hereof.

(i) Compliance with Laws; Licenses.

(i) The businesses of each of the Company and its Subsidiaries have not been, since December 31, 2009, and are not being conducted in violation of any applicable United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision applicable to the Company and its Subsidiaries, Judgment, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”) (including the Foreign Corrupt Practices Act of 1977, as amended, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable), except for any such violation that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for (A) such investigations or reviews the outcome of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, and/or (B) such investigations or reviews in the trading in the securities of the Company related to this Merger. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date hereof.

(ii) The Company and its Subsidiaries each has made application or obtained, renewed and is in compliance with all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business in all material respects as presently conducted, except for any such License the absence or non-renewal of which is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(iii) Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the Knowledge of the Company, any agent, or any other person acting for or on behalf of the Company or any Subsidiary has (individually and collectively, a “Company Affiliate”), (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law; or (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Authority (including any political party or official thereof), or to any candidate for political office (individually and collectively, a “Government Official”) for the purpose of (1) improperly influencing any act or decision of such Government Official in his official capacity, (2) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) securing any improper advantage, or (4) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company, any Subsidiary, or any Company Affiliate in obtaining or retaining business for or with, or in directing business to, any Person.

(j) Material Contracts.

(i) Except for this Agreement and except for Contracts filed as exhibits to the Company Reports or as provided in Section 5.1(j) of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(A) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(B) any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than RMB 50,000,000 in any calendar year on its face;

(C) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than RMB 30,000,000;

(D) any Contract relating to the formation, creation, operation, management or control of any joint venture;

(E) any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act; and

(F) any non-competition Contract or other Contract that limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business or use their assets.

Each such Contract described in clauses (A) through (F) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company Reports is referred to herein as a “Material Contract”.

(ii) Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, have a Material Adverse Effect. There is no breach or default under any Material Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or its Subsidiaries, in each case except as would not, individually or in the aggregate, have a Material Adverse Effect.

(k) Properties.

(i) Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, or except as disclosed in Section 5.1(k) of the Company Disclosure Schedule, with respect to real property owned by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon (the “Owned Real Property”), (A) the Company or its applicable Subsidiary has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of any Encumbrance, other than Permitted Liens, and (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(ii) With respect to real property leased, subleased or licensed to the Company or its Subsidiaries (the “Leased Real Property”), except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the lease, sublease or license for such property is valid, legally binding, enforceable and in full force and effect.

(iii) Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other material properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Encumbrances other than Permitted Liens.

(iv) For purposes of this Section 5.1(k) only, “Encumbrance” means any Lien, mortgage, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset, but specifically excludes: (a) encumbrances for current Taxes or other governmental charges not yet due and payable; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries and reflected on or specifically reserved against or otherwise disclosed in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date hereof; and (c) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

(l) Takeover Statutes. The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(m) Environmental Matters. The Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws. The Company and each of its Subsidiaries have obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect. No property currently or formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law that is or would be material to the business of the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. As used herein, the term “Environmental Law” means any applicable PRC local, provincial or national Law relating to: (A) the protection of health, safety or the environment or (B) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance. This Section 5.1(m) constitutes the only representations and warranties of the Company with respect to any Environmental Law. As used herein, the term “Hazardous Substance” means any chemical, pollutant, waste or substance that is (A) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (B) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

(n) Tax Matters. Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company and each of its Subsidiaries (i) have prepared in good faith and duly and, in cases where the statute of limitations would still be open, timely filed (taking into account any extension of time within which to file) all income, franchise, and similar Tax Returns (as defined herein) and all other material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; and (ii) have paid all Taxes (as defined below) that are shown as due on such filed Tax Returns and any Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith. As of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the Knowledge of the Company, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Company Reports.

(o) Labor Matters. Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, as of the date hereof: (i) there is no material pending dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws of the PRC, respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”); and (iii) other than regular payments to be made in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for Employees.

(p) Intellectual Property.

(i) Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, (A) the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the “Company IP”); (B) all of the registrations and applications included in the Company IP owned by, and the Company IP exclusively licensed by the Company and its Subsidiaries, are subsisting; and (C) all of the Company IP owned by the Company and its Subsidiaries are free and clear of any Liens, other than Permitted Liens and nonexclusive licenses entered into in the ordinary course of business.

(ii) Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect (A) neither the conduct of the business of the Company and/or the conduct of the business of each of its Subsidiaries nor the Company IP infringes, dilutes, misappropriates or otherwise violates any Intellectual Property rights of any third party; and (B) to the Company’s Knowledge, no third party is infringing, diluting, misappropriating or otherwise violating any material Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(iii) Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect the confidentiality of all material Trade Secrets, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of law.

(iv) This Section 5.1(p) constitutes the only representations and warranties of the Company with respect to any Company IP and infringement of Intellectual Property rights of any third party.

For purposes of this Agreement: “Intellectual Property” means (A) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (B) patents and proprietary inventions and discoveries; (C) confidential and proprietary information, trade secrets and know-how, (including confidential and proprietary processes, technology, research, recipes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); and (D) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

(q) Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, all such policies, programs and arrangements are in full force and effect and is of the type and in amounts customarily carried by Persons conducting businesses similar to the Company in the PRC. The Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost. Neither the Company nor any of its Subsidiaries knows of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies. Neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(r) Opinion of Financial Advisor. The Independent Committee has received the opinion of Houlihan Lokey (China) Limited, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares and ADSs (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Independent Committee. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

(s) Brokers and Finders. Other than Houlihan Lokey (China) Limited, neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement. The Company has made available to Parent and Merger Sub a complete and accurate copy of all agreements pursuant to which any advisor to the Company is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(t) Customers. As of the date of this Agreement, (i) the Company has not received any notice in writing from any of its ten largest customers (based on aggregate sales or purchases, as applicable, during the fiscal year ended December 31, 2010) that any such customer intends to terminate, materially reduce, or not renew, its relationship with the Company or its Subsidiaries, and (ii) to the Knowledge of the Company, no such customer or supplier intends to materially reduce, cancel, or otherwise terminate its relationship with the Company and its Subsidiaries.

(u) Proxy Statement. The information supplied by the Company for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement or document incorporated by reference) and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company shall not, on the date the Proxy Statement is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, (i) with respect to the Schedule 13E-3, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or (ii) with respect to the Proxy Statement, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting which has become false or misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

(v) No Additional Representations. Except for the representations and warranties made by the Company in this Section 5.1, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledge the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Section 5.1.

5.2 Representations and Warranties of Parent and Merger Sub.

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has made available to the Company complete and correct copies its memorandum and articles of association, or similar governing documents, as currently in effect.

(b) Corporate Authority. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof. This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Available Funds. Parent has delivered to the Company a true, correct and complete copy, as of the date of this Agreement, of (i) an executed commitment letter (the “Primavera Equity Funding Letter”) from Primavera and an executed commitment letter (the “Founder Equity Funding Letter” and, together with the Primavera Equity Funding Letter, the “Equity Funding Letters”) from Dr. Jianhua Yang (together with Primavera, the “Equity Providers” and each, an “Equity Provider”) pursuant to which each Equity Provider has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Parent in the aggregate amount set forth therein (the “Equity Financing”), and (ii) an executed facility agreement (including all schedules thereto) (the “Facility Agreement”) and Redacted Fee Letter (together with the Facility Agreement, the “Debt Financing Agreements”, and, together with the Equity Funding Letters, the “Financing Agreements”) from Standard Chartered Bank (Hong Kong) Limited, as arranger and original lender (the “Lender”) pursuant to which the Lender has committed to provide debt financing to Parent in the aggregate amount set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”), subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other transactions contemplated by this Agreement. The Equity Funding Letters provide, and will continue to provide, that the Company is a third party beneficiary thereto with respect to the provisions therein. As of the date hereof, none of the Financing Agreements has been amended or modified, no such amendment or modification is contemplated, and the obligations and commitments contained in the Financing Agreements have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Agreements that are payable on or prior to the date hereof. Assuming (i) the Financing is funded in accordance with the Financing Agreements and (ii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.2(a) and Section 7.2(b) or the waiver of such conditions, as of the date hereof, the net proceeds contemplated by the Financing Agreements will, together with Company cash, in the aggregate, be sufficient for Merger Sub and the Surviving Corporation to pay (i) the aggregate of the Per Share Merger Consideration and the per ADS Merger Consideration and (ii) any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement upon the terms contemplated hereby and all related fees and expenses associated therewith. As of the date hereof, each of the Financing Agreements, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent (subject to the Bankruptcy and Equity Exception) and, to the Knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception). As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto, under any of the Financing Agreements; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Section 5.1. As of the date hereof, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Section 5.1, or compliance by the Company with its obligations hereunder. As of the date hereof, the Financing Agreements contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein. The parties hereto agree that it shall not be a condition to Closing for Parent to obtain the Financing or the Alternative Financing. As of the date hereof, there are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (i) as expressly set forth in the Financing Agreements, and (ii) any customary engagement letter(s) and non-disclosure agreement(s) (complete copies of which have been provided to the Company) that do not impact the conditionality or amount of the Financing.

(d) Capitalization of Parent and Merger Sub.

(i) The authorized share capital of Parent consists solely of 10,000,000,000 ordinary shares, par value HK$0.00001 per share, of which, as of the date hereof, two such ordinary shares are validly issued and outstanding. At the Effective Time, (x) Dr. Jianhua Yang, Mr. Yunlong Yuan, Mr. Weinian Qi and Primavera SPV Ltd. will be the beneficial owners of 100% of the issued and outstanding ordinary shares of Parent on a fully diluted basis (the “Outstanding Parent Shares”), and (y) Dr. Jianhua Yang and Primavera SPV Ltd. will be the beneficial owners of at least 70% and 24%, respectively, of the Outstanding Parent Shares. Exact equity ownership of Parent will be adjusted based on funding required for fees and expenses in connection with the transactions contemplated by this Agreement, any permitted assignment by Primavera of part of its equity commitment in accordance with the Primavera Equity Funding Letter or as a result of any Alternative Financing. Parent was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(ii) The authorized share capital of Merger Sub consists solely of 30,000,000 ordinary shares, par value HK$0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(e) Consent and Approvals; No Violations. (i) (i) Other than (a) the filings and/or notices pursuant to Section 13 of the Exchange Act (including the joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, and the filing of a Schedule 13D with the SEC), and (if applicable) any notices to, approvals of, or consents or clearances by, any Governmental Antitrust Entity; (b) compliance with the rules and regulations of the NYSE, and (c) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the memorandum and articles of association, or similar governing documents, of Parent or Merger Sub, (B) a material breach or material violation of, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.2(e)(i), any Law to which Parent or Merger Sub is subject, (C) a default under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, or an acceleration of Parent’s or Merger Sub’s obligations under any such Contract, or (D) other than as expressly set forth in Section 5.2(e)(ii) of the Parent Disclosure Schedule delivered to the Company on the date hereof (the “Parent Disclosure Schedule”), the creation of any Lien on any properties or assets of Parent or Merger Sub, except, in the case of clause (C) or clause (D), for any such default, acceleration or creation as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(f) Litigation. As of the date hereof, (i) there are no Actions pending or, to the Knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates, other than any such Action that would not, individually or in the aggregate, prevent or materially impair the consummation of the transactions contemplated by this Agreement, and (ii) neither Parent nor Merger Sub nor any of its Affiliates is a party to or subject to the provisions of any Judgment of any Governmental Entity which would reasonably be expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement.

(g) Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub.

(h) Guaranties. Concurrently with the execution of the Agreement, each Guarantor has delivered to the Company a duly executed Guaranty. Each Guaranty is in full force and effect and is a legal, valid and binding obligation of such a Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of a Guarantor under the relevant Guaranty.

(i) Schedule 13E-3; Proxy Statement; Other Information. None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j) Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated hereby, including the Financing (and any Alternative Financing, if applicable) and the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration and the aggregate amount of consideration payable in respect of Company Options in accordance with Section 4.3(a), the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, the payment of all related fees and expenses, assuming (i) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2, or the waiver of such conditions, and (ii) the accuracy of the representations and warranties of the Company set forth in Section 5.1 (for such purposes, the representations and warranties that are qualified as to materiality or “Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Corporation will be solvent at and immediately after the Effective Time, as such term is used under the laws of the Cayman Islands.

(k) Interest in Competitors. Except as disclosed in the Parent Disclosure Schedule, Parent, Merger Sub, and the Guarantors do not own any interest, other than de minimis passive holdings of less than 1% in a publicly listed company, in any entity or person (other than the Company and its Affiliates) that derives revenues from products, services or lines of business within the Company’s products, services or lines of business.

(l) Parent Ownership of Company Securities. Except for Company Options held by Dr. Jianhua Yang, none of Parent, Merger Sub or any Guarantor beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except for the Subject Shares (as defined in the Support Agreement).

(m) Certain Actions. Other than (A) as expressly set forth in Section 5.2(m) of the Parent Disclosure Schedule, (B) the Buyer Group Contracts or (C) as set forth in Article IV hereof, as of the date hereof, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the transactions contemplated hereby; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

(n) Buyer Group Contracts. Parent has delivered to the Company a true, correct and complete copy of (i) the Consortium Agreement dated November 22, 2010 by and between Dr. Jianhua Yang and Primavera Capital Management Ltd.; (ii) the Support Agreement and the related Delegation of Voting Power Agreement; (iii) the Equity Funding Letters; (iv) the letter agreement regarding the equity ownership percentage of Parent dated the date hereof by and between Dr. Jianhua Yang, Primavera SPV Ltd., Mr. Yunlong Yuan and Mr. Weinian Qi; and (v) the Debt Financing Agreements (collectively, the “Buyer Group Contracts”). As of the date hereof, other than the Buyer Group Contracts and Contracts between the Lender and its Affiliates, there are no side letters or other oral or written Contracts relating to the transactions contemplated by this Agreement between two or more of the following Persons: Dr. Jianhua Yang, Mr. Yunlong Yuan, Mr. Weinian Qi, the Equity Providers, Lender or any Guarantor or any of their respective Affiliates (excluding the Company and its Subsidiaries) (collectively, “Buyer Group Parties”).

(o) Independent Investigation. (a) Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in Section 5.1).

(p) Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

(q) No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Section 5.2, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE VI

COVENANTS

6.1 Conduct of Business Pending the Merger.

(a) Operation of the Company’s Business. Except as required by applicable Law or as expressly contemplated by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the business of it and its Subsidiaries shall be conducted only in the ordinary course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations and maintain existing relations with Governmental Entities, key customers, suppliers, distributors and other persons with whom the Company or its Subsidiaries have material business relationships. Without limiting the generality of, and in furtherance of, the foregoing, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, except (A) as otherwise expressly required or permitted by this Agreement or as required by Law; or (B) as Parent may approve in advance in writing (which approval shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its memorandum and articles of association or other applicable governing instruments;

(ii) effect any scheme of arrangement, merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company that are not obligors or guarantors of third party indebtedness, or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts imposing material changes or material restrictions on its assets, operations or businesses;

(iii) except for the proposed acquisition described in Section 6.1(a)(iii) of the Company Disclosure Schedule and subject to Section 6.1(a)(xi), acquire, directly or indirectly, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) in the ordinary course of business, (it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary course of business), or (B) if not in the ordinary course of business, with a value or purchase price (including the value of assumed liabilities) not in excess of RMB 5,000,000 in any transaction or related series of transactions or acquisitions;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or redeem, purchase or otherwise acquire, any share capital of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any share capital, or any options, warrants or other rights of any kind to acquire any share capital or such convertible or exchangeable securities, other than in connection with (A) the exercise of Company Options, (B) the withholding of Company securities to satisfy tax obligations with respect to Company Options, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options, (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, (E) the issuance of Company securities as required to comply with any Company Benefit Plan or employment agreement as in effect on the date hereof, or (F) pursuant to Contracts in effect as of the date hereof;

(v) create or incur (A) any lien or other security interest on any Company IP owned or exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business or (B) except in connection with Section 6.1(a)(ix) of the Company Disclosure Schedule and the financing arrangements described in Section 6.1(a)(ix), any Lien on any other assets of the Company or any of its Subsidiaries, in each case, other than Permitted Liens;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect Subsidiary of the Company) except (A) pursuant to Contracts in effect as of the date hereof which have either been filed as exhibits to the Company Reports filed with the SEC or identified in Section 5.1(j) of the Company Disclosure Schedule, and (B) trade credit extended by the Company or its Subsidiaries on normal commercial terms and in the ordinary course of their trading activities;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its share capital (except for dividends paid by any Subsidiary to the Company or to any other Subsidiary and periodic dividends and other periodic distributions by Non-Wholly-Owned Subsidiaries in the ordinary course consistent with past practices), or enter into any Contract with respect to the voting of its share capital;

(viii) reclassify, split, combine, subdivide, directly or indirectly, any of its share capital or securities convertible or exchangeable into or exercisable for any of its share capital; (ix) except for the financing arrangements described in Section 6.1(a)

(ix) of the Company Disclosure Schedule, incur, alter, amend or modify, any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company, other than the refinancing of the financing arrangements described in Section 6.1(a)(ix) of the Company Disclosure Schedule and the incurrence or guarantee of indebtedness in the ordinary course of business in an amount not to exceed, when taken together with the then outstanding aggregate indebtedness of the Company and its Subsidiaries, RMB 200,000,000 in the aggregate, including any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice;

(x) issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(xi) make or authorize any capital expenditure in excess of RMB 200,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice;

(xii) make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xiii) settle any Action before a Governmental Entity by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (A) entered into in the ordinary course of business consistent with past practice, (B) requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding RMB 2,000,000 and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiv) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xv) create any new Subsidiaries;

(xvi) enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect;

(xvii) make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xviii) (A) with regard to material Intellectual Property owned or licensed by the Company or any of its Subsidiaries, transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Intellectual Property, other than licenses or other Contracts granted in the ordinary course of business, or cancellation, abandonment, allowing to lapse or expire such Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of RMB 2,000,000 in the aggregate, other than pursuant to Contracts in effect as of the date hereof;

(xix) except as required pursuant to existing written plans or Contracts in effect as of the date hereof or as set forth in Section 5.1(h) of the Company Disclosure Schedule or as otherwise required by applicable Law or carried out in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any officer or director of the Company or any of its Subsidiaries, (B) grant or provide any severance or termination payments or benefits to any director or officer of the Company or any of its Subsidiaries (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director or officer of the Company or any of its Subsidiaries, (D) establish, adopt, amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already required in any such Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(xx) (i) breach any covenants set forth in the Facility Agreement (whether financial or otherwise) (or any Alternative Financing Agreement, if applicable), which would result in a Default under the Facility Agreement (or any Alternative Financing Agreement, if applicable), (ii) take any action, or omit to take any action, that would result in a breach of any of the representations and warranties with respect to the Company and its Subsidiaries as set forth in the Facility Agreement (or any Alternative Financing Agreement, if applicable), which would result in a Default under the Facility Agreement (or any Alternative Financing Agreement, if applicable) or (iii) take any other action, or omit to take any other action, which would result in a Default under the Facility Agreement (or any Alternative Financing Agreement, if applicable); in each of the cases of (i), (ii) and (iii), as if the Company and its Subsidiaries were subject to the provisions of the Facility Agreement (or any Alternative Financing Agreement, if applicable) as of the date hereof; provided that, any action or inaction by the Company or its Subsidiaries that would otherwise be a breach of this Section 6.1(a)(xx) shall be deemed not to be a breach if it is curable and fully cured in accordance with the terms of the Facility Agreement (or any Alternative Financing Agreement, if applicable); or

(xxi) agree, authorize or commit to do any of the foregoing.

(b) Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(c) No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

6.2 Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall instruct and cause its and its Subsidiaries’ respective affiliates, officers, directors, employees, agents, consultants, investment bankers, lenders, attorneys, accountants and other advisors or representatives (collectively “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or

(ii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the time that, but not after, the Requisite Company Vote is obtained, if the Company has otherwise complied in all respects with this Section 6.2, (1) following receipt by the Company of an Acquisition Proposal from any Person, the Company and its Representatives may contact such Person to (A) clarify and understand the terms and conditions of any Acquisition Proposal made by such Person so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (B) notify such Person of the provisions of this Agreement; and (2) the Company may (A) provide information in response to a request therefor by a Person (other than any Affiliate of the Company) who has made an unsolicited written Acquisition Proposal that the Company’s board of directors believes in good faith to be bona fide if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not more favorable to such other Person than those contained in the Confidentiality Agreement in any material respect; and promptly discloses (and, if applicable, provides copies of) any such information to Parent and Merger Sub to the extent not previously provided to Parent and Merger Sub; (B) engage or participate in any discussions or negotiations with such Person; or (C) after having complied with Section 6.2(b), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal; provided, however, that (x) in each such case referred to in clause 2(A) or 2(B) above, the board of directors of the Company has determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal; and (y) in the case referred to in clause (2)(C) above, the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(b) No Change of Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and the Independent Committee shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub the Company Recommendation with respect to the Merger; or

(ii) except as expressly permitted by Section 8.1(d)(ii), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time that, but not after, the Requisite Company Vote is obtained, the board of directors of the Company, based on the recommendation of the Independent Committee, may withhold, withdraw, qualify or modify the Company Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal not solicited, entered into or agreed to in breach of this Section 6.2 and made after the date of this Agreement, if the board of directors of the Company (acting through the Independent Committee) determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Laws (a “Change of Recommendation”).

(c) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 8.1(c)(ii)(A) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Company Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

(d) Existing Discussions. The Company agrees that it will: (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal; (ii) take the necessary steps to promptly inform such Persons of the obligations undertaken in this Section 6.2; and (iii) promptly request each Person that has executed a confidentiality agreement (other than the Confidentiality Agreement) in connection with such Person’s consideration of acquiring the Company or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

(e) Notice. The Company agrees that it will use reasonable best efforts to notify Parent and Merger Sub within 48 hours if any proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and whether the Company has any intention to provide confidential information to such Person, and thereafter will use its reasonable best efforts to keep Parent and Merger Sub informed within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such Acquisition Proposal, indication, inquiry or request and of any material changes in the status and terms of any such Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall use its reasonable efforts to notify Parent and Merger Sub within 48 hours if it determines to initiate actions concerning an Acquisition Proposal as permitted by this Section 6.2. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing such information to Parent or Merger Sub.

6.3 Preparation of the Proxy Statement and Schedule 13E-3.

(a) As soon as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after having cleared the SEC comments on the Schedule 13E-3. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. No filing of or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

(b) Parent, Merger Sub, their Affiliates and the Company shall prepare and file with the SEC, the Schedule 13E-3. Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to provide the other parties and their respective counsels with copies of any comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3. Each of Parent, Merger Sub, the Company, and their respective counsels shall be given an opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with the SEC. Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC.

6.4 Shareholders’ Meeting. Subject to Section 6.2 and Section 8.1, the Company will take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to convene an extraordinary general meeting (the “Shareholders’ Meeting”) as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement to consider and vote upon the approval of this Agreement and the Merger; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Shareholders’ Meeting, (i) with the consent of Parent; (ii) if at the time the Shareholders’ Meeting proceeds to business (as such term is used in Article 58 of the memorandum and articles of association of the Company) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting; or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the board of directors of the Company has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting. Subject to Section 6.2, the board of directors of the Company shall recommend such approval and shall take all lawful actions to solicit such approval of this Agreement. In the event that subsequent to the date hereof, the board of directors of the Company makes a Change of Recommendation, the Company shall nevertheless submit this Agreement to the holders of the Shares for approval at the Shareholders’ Meeting in accordance with this Section 6.4 unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders’ Meeting.

6.5 Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub and their respective Representatives shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, execution and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b) Information. Subject to the right of the Company to withhold such portions of documents or information to the extent relating to pricing or other matters that are highly sensitive if the exchange of such information (or portions thereof) were to occur (provided, however, that the foregoing limitation shall not be applicable to any information required to be described or disclosed in the Schedule 13E-3), the Company, Parent and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c) Status. Subject to applicable Laws and as required by any Governmental Entity, the Company, on the one hand, Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Sub or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give prompt notice to Parent and Merger Sub of any change, fact or condition that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or of any failure of any condition to Parent’s and Merger Sub’s respective obligations to effect the Merger. Parent and Merger Sub shall give reasonably prompt notice to the Company of any change, fact or condition that is reasonably expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement or of any failure of any condition to the Company’s obligations to effect the Merger.

(d) Antitrust Matters.

(i) To the extent applicable and subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.5, each of the Company, Parent and Merger Sub agrees to promptly provide to each relevant Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Governmental Antitrust Entity”) non-privileged information and documents (i) requested by any Governmental Antitrust Entity or (ii) that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.5(d) to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under all applicable antitrust Laws as soon as practicable.

(ii) In furtherance and not in limitation of the covenants of the parties contained herein, if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits so long as such actions do not have, and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its business in any manner, upon the consummation of the Merger and the other transactions contemplated hereby.

6.6 Access and Reports. Subject to applicable Law, upon reasonable advance notice from Parent, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access (so long as such access does not unreasonably interfere with the operations of the Company or its Subsidiaries), during normal business hours throughout the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as reasonably practicable to Parent and their authorized Representatives all information concerning its business, properties and personnel as may reasonably be requested. Notwithstanding the foregoing, none of Parent, Merger Sub or their Representatives shall have access to any books, records, documents or other information (i) to the extent that such books, records, documents or other information is subject to the terms of a confidentiality agreement with a third party (provided, however, that at the request of Parent, the Company shall use its reasonable best efforts to obtain waivers from such third parties), (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Law, (iv) to the extent disclosure of such books, records, documents or other information, as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates), or (v) to the extent the Company determines in good faith that such books, records, documents or other information involves trade secrets of the Company or its Subsidiaries. All information provided or made available pursuant to this Section 6.6 to the parties or their Representatives shall be subject to the confidentiality agreement dated December 7, 2010, by and between Primavera Capital Limited and the Company (the “Confidentiality Agreement”).

6.7 Stock Exchange Delisting. Parent shall use commercially reasonable efforts to cause the Shares and the ADSs of the Company to be de-listed from the New York Stock Exchange (“NYSE”) and the Company de-registered under the Exchange Act as promptly as practicable after the Effective Time.

6.8 Publicity. The initial press release regarding the execution of this Agreement shall be a joint press release, mutually agreed upon by the Company and Parent. After the initial press release, except with respect to a Change of Recommendation, so long as this Agreement is in effect, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filing with any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law, or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the Financing on the terms and conditions described in the Financing Agreements (including any “market flex” provisions). Each of Parent and Merger Sub shall use its reasonable best efforts to: (i) maintain in effect the Financing Agreements; (ii) satisfy on a timely basis all conditions in the Financing Agreements that are within its control; (iii) cause the Lender to fund the Debt Financing at the Effective Time; (iv) cause the Equity Providers to fund the Equity Financing at the Effective Time; and (v) enforce its rights under the Financing Agreements. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Agreements, Parent and Merger Sub shall use their respective reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing from alternative sources, on terms not materially less favorable in the aggregate to Parent and Merger Sub (and their respective Affiliates) than those set forth in the Debt Financing Agreements as in effect on the date of this Agreement, in an amount sufficient, when added to the portion of the Financing that is available, to consummate the transactions contemplated by this Agreement (the “Alternative Financings”); provided, that, notwithstanding anything to the contrary in this Section 6.9 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required to amend or waive any of the terms or conditions hereof. Parent shall deliver to the Company as promptly as practicable (and no later than two business days) after such execution, true and complete copies of all Contracts or other arrangements (including Redacted Fee Letters) pursuant to which any such alternative sources shall have committed to provide any such Alternative Financings (the “Alternative Financing Agreements”).

(b) To the extent applicable and subject to the terms and conditions of this Agreement, Parent and Merger Sub shall use their respective reasonable best efforts to obtain the Alternative Financing on the terms and conditions described in the Alternative Financing Agreements (including any “market flex” provisions). Each of Parent and Merger Sub shall use its reasonable best efforts to: (i) maintain in effect the Alternative Financing Agreements; (ii) satisfy on a timely basis all conditions in the Alternative Financing Agreements within its control; (iii) cause the financing sources for the Alternative Financing to fund the Alternative Financing at the Effective Time; and (iv) enforce its rights under the Alternative Financing Agreements.

(c) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of, any provision under, the Financing Agreements or if applicable, the Alternative Financing Agreements if such amendment, modification or waiver (A) reduces (or would reduce) the aggregate amount of the Financing and the Alternative Financing (including by increasing the amount of fees to be paid or original issue discount unless the Financing or the Alternative Financing is increased by a corresponding amount or additional Financing or Alternative Financing is otherwise made available to fund such fees or original issue discount), or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing or the Alternative Financing, or otherwise expands, amends or modifies any other provisions of the Financing Agreements or if applicable, the Alternative Financing Agreements in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing or the Alternative Financing (or satisfaction of the conditions to the Financing or the Alternative Financing) at the Effective Time; or (y) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Agreements and if applicable, the Alternative Financing Agreements, in each of clauses (x) and (y) in any material respect. Parent shall not release or consent to the termination of the obligations of the Equity Providers or the Lender under the Financing Agreements and if applicable, the Alternative Financing Agreements, except for assignments and replacements of an individual lender in connection with any syndication of the Debt Financing or Alternative Financing that are permitted under the Debt Financing Agreements and if applicable, the Alternative Financing Agreements or as otherwise expressly contemplated by the Financing Agreements and, if applicable, the Alternative Financing Agreements. Parent shall give the Company notice promptly (i) upon becoming aware of any breach of any material provisions of, or termination by any party to, the Financing Agreements and, if applicable, the Alternative Financing Agreements or (ii) upon the receipt of any written or oral notice or other communication from any Person with respect to any threatened breach or threatened termination by any party to the Financing Agreements and, if applicable, the Alternative Financing Agreements. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of Parent’s efforts to arrange any Alternative Financing.

(d) The Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives to provide, all reasonable cooperation in connection with obtaining the Financing (and, if applicable, any Alternative Financing) as may be reasonably requested by Parent and that is customary in connection with Parent’s efforts to obtain the Financing or, if applicable, the Alternative Financing, (provided, however, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which reasonable best efforts shall include, at the request of the Lender or the Equity Providers or any alternative financing sources arranged by Parent in compliance with Section 6.9(a) and (b), (i) delivering such officer’s and other certificates as reasonably required by the Lender or the Equity Providers or any alternative financing sources arranged by Parent in compliance with Section 6.9(a) and (b) and as are, in the good faith determination of the persons executing such certificates, accurate, (ii) entering into any customary agreements to pledge, guarantee, grant security interests in, and otherwise grant liens on, the Company’s or its Subsidiaries’ assets, and other customary documentation in connection with the Financing (and, if applicable, any Alternative Financing), in each case as may be reasonably requested by Parent; provided, however, that no obligation of the Company or its Subsidiaries under any such agreement, pledge, guarantee, grant or other documentation contemplated by this clause (ii) shall be effective until at the Effective Time, (iii) on a confidential basis providing Parent and its Financing sources as promptly as practicable with financial and other pertinent information with respect to the Company and its Subsidiaries as reasonably required by Parent, the Lender, the Equity Providers or any alternative financing sources arranged by Parent in compliance with Section 6.9(a) and is customary in connection with the Financing and, if applicable, the Alternative Financing, (iv) making the Company’s executive officers and other senior employees reasonably available to assist the Lender and the Equity Providers providing the Financing, and (v) taking all reasonable corporate actions, subject to the occurrence of the Closing, to permit consummation of the Financing; provided, that in each case, (x) the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing or, if applicable, the Alternative Financing, prior to the Effective Time (y) no credit support in connection with any Financing will be provided by the Company or any of its Affiliates and no new indebtedness of the Company or any of its Subsidiaries, nor any assets of the Company or any of its Subsidiaries, may be used in the provision of funding for the Exchange Fund except if it only becomes effective at the Effective Time; and (z) the effectiveness of any documentation executed by the Company or any of its Subsidiaries shall be subject to the Closing having occurred.

(e) Parent shall, promptly upon termination of this Agreement, (i) reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company in connection with cooperation provided for in Section 6.9(d); and (ii) reimburse the Company and its Representatives for any and all losses suffered or incurred by it in connection with the arrangement of the Financing or, if applicable, the Alternative Financing, and any information utilized in connection therewith (other than information provided by the Company or any of its Subsidiaries). All non-public or otherwise confidential information regarding the Company and its Subsidiaries obtained by Parent, Merger Sub, its Affiliates or their respective Representatives pursuant to this Section 6.9 shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and its and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.9.

6.10 Expenses. In the event that the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors, officers or employees of the Company or any Subsidiaries (the “Indemnified Parties”). The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b) From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such Subsidiary or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Law, including (X) the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement; and (Y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Indemnified Party by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may at its option purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 6.11(c) shall terminate.

(d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 6.11 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.11.

(f) The agreements and covenants contained in this Section 6.11 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under any such policies.

6.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and its board of directors, grant all necessary approvals) so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other transactions contemplated by this Agreement.

6.13 Resignations. To the extent requested by Parent in writing at least three business days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

6.14 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the transactions contemplated hereby. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.15 Confidentiality Agreement. Each of Parent and Merger Sub acknowledges, on its own behalf and on behalf of each of their respective Affiliates, that each of them and their respective Affiliates continues to be bound by the Confidentiality Agreement, and the parties hereto acknowledge and agree that this Agreement does not in any manner modify or limit the Company’s or the Independent Committee’s rights thereunder, and that the Company and the Independent Committee shall be entitled to an injunction or injunctions to prevent any breach by Parent and Merger Sub or their representatives or to enforce the terms and conditions thereof.

6.16 No Amendment to Buyer Group Contracts. Without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), (i) Parent and Merger Sub shall not, and shall cause the Buyer Group Parties not to, enter into any Contract or amend, modify, withdraw or terminate any Buyer Group Contract in a manner that would result, directly or indirectly, in any of the Founder Shares or the Management Shares ceasing to be treated as the Excluded Shares and (ii) Parent and the Buyer Group Parties, including Primavera, Dr. Jianhua Yang and their respective Affiliates (excluding the Company and its Subsidiaries), shall not enter into or modify any Contract pursuant to which Dr. Jianhua Yang, any other management members of the Company (including Mr. Yunlong Yuan and Mr. Weinian Qi), or any of their respective Affiliates (excluding the Company and its Subsidiaries) receives any consideration or other economic value from any Person (other than (i) the Lender pursuant to the Debt Financing Agreements and if applicable, a lender pursuant to the Alternative Financing Agreements in accordance with Section 6.9 and (ii) Parent pursuant to any subscription, rollover or similar agreement by which Dr. Jianhua Yang, Mr. Yunlong Yuan, Mr. Weinian Qi (or any Affiliate of any of the foregoing) and Primavera SPV Ltd. (together with any permitted assignee of part of Primavera’s equity commitment in accordance with the Primavera Equity Funding Letter) are to be issued ordinary shares of Parent at or prior to the Effective Time, so as to procure that the issued and outstanding share capital of Parent at the Effective Time is in accordance with Section 5.2(d)(i)) in connection with the transactions contemplated by this Agreement that is not provided in the Buyer Group Contracts as of the date hereof, including without limitation any carried interest, stock option, stock appreciation right or other forms of equity or quasi-equity right. Parent and Merger Sub shall provide the Company with copies of any Contract to which a Buyer Group Party is a party and that is entered into after the date hereof, within two business days after the execution thereof. Parent and Merger Sub agree that any action by Primavera or Dr. Jianhua Yang that would constitute a breach of this Section 6.16 if Primavera or Dr. Jianhua Yang were a party to this Agreement for purposes of this Section 6.16 shall be deemed to be a breach of this Section 6.16.

6.17 Management. In no event shall Parent or Merger Sub, or any of their respective Affiliates, enter into, or seek to enter into, any arrangements that are effective prior to the Closing with any member of the Company’s management or any other Company employee (other than with Dr. Jianhua Yang pursuant to the Support Agreement and the related Delegation of Voting Power Agreement) that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with a transaction relating to the Company or any of its Subsidiaries.

6.18 Round-trip Investment Registration. The Company shall use its commercially reasonable efforts to obtain, prior to the Closing, from all applicable Governmental Authorities in the PRC, written documentation evidencing that the round-trip investment registration in respect of the Company, for certain shareholding and other changes with respect to the Company from and after the date of the Company’s initial public offering, as required by applicable Law in the PRC, has been completed.

6.19 Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

6.20 No Knowledge of Inaccuracies. Each of Parent and Merger Sub shall promptly notify the Company if at any time before the Closing, Parent or Merger Sub becomes aware of any material inaccuracy in any of the representations and warranties made by the Company in Section 5.1, provided that such notification shall be for informational purposes only, and a failure to provide such notification shall not be grounds for termination pursuant to Section 7.3(b). Parent shall not have any right to (i) terminate this Agreement under Section 8.1(c)(i)(A) or (ii) claim any damage or seek any other remedy at law or in equity for any breach or inaccuracy in the representations and warranties made by the Company in Section 5.1 to the extent Dr. Jianhua Yang has Knowledge of such inaccuracy at or prior to the execution of this Agreement. As of the date hereof, Dr. Jianhua Yang has reviewed the terms and conditions of this Agreement, including each of the representations and warranties made by the Company in Section 5.1, and is not aware of any inaccuracy or breach in the representations and warranties made by the Company in Section 5.1.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a) Shareholder Approval. This Agreement and the transactions contemplated hereby, including the Merger, shall have been duly adopted by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with applicable Law and the memorandum and articles of association of the Company.

(b) No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect which restrains, enjoins or otherwise prohibits the consummation of the Merger (collectively, an “Injunction”).

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement without giving any effect as to any “materiality” or “Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date hereof, there shall not have been any effect, change, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger. The Company shall have received at the Closing certificates signed on behalf of Parent and Merger Sub by, respectively, a designated director of Parent and a designated director of Merger Sub to the effect that such Person has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received certificates signed on behalf of Parent and Merger Sub signed by, respectively, a designated director of Parent and a designated director of Merger Sub to such effect.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote (except as set forth in Section 8.1(d)(ii)):

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Independent Committee); or

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or before the date falling six months from the date hereof (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement;

(ii) if any Injunction having the effect set forth in Section 7.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Injunction was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement; or

(iii) if the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c) by Parent,

(i) (A) if the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement (except the covenants and agreements in Section 6.2), which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2 and (ii) cannot be cured by the Company by the Termination Date, or if capable of being cured, shall not have been cured within 30 business days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination (or, if earlier, the Termination Date); or (B) the Company shall have breached in any material respect its obligations under Section 6.2, which breach (i) would give rise to the failure of a condition set forth in Section 7.2 and (ii) cannot be cured by the Company by the Termination Date or if capable of being cured, shall not have been cured (x) within 10 business days following receipt of written notice from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.3 not being satisfied;

(ii) if: (A) the board of directors of the Company shall have made a Change of Recommendation in a manner adverse to Parent, (B) the board of directors of the Company approves or recommends any Acquisition Proposal other than the Merger, or (C) the Company or the board of directors of the Company, acting upon the recommendation of the Independent Committee, shall have publicly announced its intention to do any of the foregoing, or (D) the Company fails to hold the Shareholders Meeting within 10 business days prior to the Termination Date due to a willful or intentional breach by the Company of Section 6.4; provided that the right to terminate this Agreement under this Section 8.1(c)(ii)(D) shall not be available if Parent or Merger Sub has breached in any material respect its obligations under this Agreement in any manner that causes, directly or indirectly, the failure of the Company to hold the Shareholders’ Meeting by such date; or

(iii) if (A) all of the conditions to Closing set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, (B) the proceeds of the Debt Financing (and any Alternative Financing, if applicable) are available to be drawn down pursuant to the terms of the Debt Financing Agreements (and any Alternative Financing Agreement, if applicable), and (C) Parent notifies the Company in writing that it does not intend to fund the Exchange Fund.

(d) by the Company,

(i) if the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 business days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.2 not being satisfied;

(ii) prior to the receipt of the Requisite Company Vote, in order to enter into an Alternative Acquisition Agreement relating to a Superior Proposal provided that (A) the Company has complied in all material respects with the requirements of Section 6.2(b) and (B) the Company pays timely the amounts specified in Section 8.3(a) and Section 8.3(c);

(iii) if (A) all of the conditions to Closing set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, (B) Parent fails to fund the Exchange Fund within five business days following the date on which such conditions to Closing were satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, because the proceeds of the Debt Financing (and any Alternative Financing, if applicable) are not delivered despite due delivery by Parent of a request to the Lender to draw down the proceeds of the Debt Financing (or a request to the financing sources for the Alternative Financing, if applicable, to draw down the proceeds of the Alternative Financing) and (C) the Company stands ready, willing and able to consummate the transactions contemplated by this Agreement during such period; or

(iv) if (A) all of the conditions to Closing set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, (B) Parent fails to fund the Exchange Fund within five business days following the date on which such conditions to Closing were satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing) or waived by Parent and Merger Sub, (C) (i) Parent fails to deliver a request to the Lender to draw down the proceeds of the Debt Financing (or a request to the financing sources for the Alternative Financing, if applicable, to draw down the proceeds of the Alternative Financing), (ii) any Equity Provider fails to provide the Equity Financing, or (iii) the unavailability of the proceeds of the Debt Financing (and any Alternative Financing, if applicable) is a result of a material breach by Parent or Merger Sub of the Debt Financing Agreements or if applicable, the Alternative Financing Agreements, and (D) the Company stands ready, willing and able to consummate the transactions contemplated by this Agreement during such period.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, managers, officers, shareholders, employees, agents and Affiliates, except that (i) this Section 8.2, Section 8.3, Article IX (in the case of Section 9.13, solely with respect to enforcement of the payment obligations in Section 8.3), the expense and other reimbursement provisions of Section 6.9(e), the Confidentiality Agreement and the Guaranties (in the case of the Confidentiality Agreement and the Guaranties, subject to the terms thereof) shall remain in full force and effect and survive termination of this Agreement and (ii) nothing shall relieve any party from liability for fraud.

8.3 Termination Fee.

(a) In the event that:

(i) this Agreement is terminated by Parent pursuant to Section 8.1(c)(i) or (ii); or

(ii) this Agreement is terminated by the Company pursuant to Section 8.1(d) (ii);

then, the Company shall pay if and as directed by Parent or its designee a cash amount equal to US$3,000,000 (the “Termination Fee”) to Parent or its designee by wire transfer of same day funds within two business days after such termination; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. In the event that Parent or its designee shall receive full payment pursuant to this Section 8.3(a) and Section 8.3(d), together with reimbursement of any applicable expenses pursuant to Section 8.3(e), the receipt of the applicable Termination Fee, Parent Expenses and the expenses referred to in Section 8.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, the Guarantors, the Equity Providers, the Lender, the parties to the Financing Agreements and any Alternative Financing Agreements, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates (collectively, the “Parent Related Parties”) arising out of or in connection with this Agreement, the Financing Agreements and any Alternative Financing Agreements, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of the Parent Related Parties shall be entitled to bring or maintain any Action against the Company and its Subsidiaries and any of their respective former, current and future partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates (collectively, the “Company Related Parties”) arising out of or in connection with this Agreement, the Financing Agreements and any Alternative Financing Agreements, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination. For the avoidance of doubt, subject to Section 9.13, the right of Parent and its designee to receive payment from the Company of the Termination Fee, the Parent Expenses and the expenses referred to in Section 8.3(e) pursuant to Sections 8.3(a), 8.3(d) and 8.3(e) shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, the Financing Agreements, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, the Financing Agreements, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination.

(b) In the event that the Company shall terminate this Agreement pursuant to Section 8.1(d)(i), Section 8.1(d)(iii) or Section 8.1(d)(iv), or Parent shall terminate this Agreement pursuant to Section 8.1(c)(iii), then Parent shall pay, or cause to be paid, to the Company or its designees, no later than the second business day following the date of such termination, a termination fee (the “Parent Termination Fee”) of a cash amount equal to US$3,000,000 (in the event of a termination (A) pursuant to Section 8.1(d)(i) (except a termination arising from any willful or intentional breach or failure to perform by Parent or Merger Sub of their respective covenants and agreements contained in this Agreement) or (B) pursuant to Section 8.1(d)(iii)), US$4,500,000 (in the event of a termination (A) pursuant to Section 8.1(d)(i) and arising from a willful or intentional breach or failure to perform by Parent or Merger Sub of their respective covenants and agreements contained in this Agreement or (B) pursuant to Section 8.1(d)(iv)), or US$6,500,000 (in the event of a termination pursuant to Section 8.1(c)(iii)). In the event that the Company or its designee shall receive full payment pursuant to this Section 8.3(b) and Section 8.3(c), together with reimbursement of any applicable expenses pursuant to Section 8.3(e), the receipt of the Parent Termination Fee, Company Expenses and the expenses referred to in Section 8.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company Related Parties arising out of or in connection with this Agreement, the Financing Agreements and any Alternative Financing Agreements, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of the Company Related Parties shall be entitled to bring or maintain any Action against any Parent Related Party arising out of or in connection with this Agreement, the Financing Agreements and any Alternative Financing Agreements, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination. For the avoidance of doubt, subject to Section 9.13, the right of the Company and its designees to receive payment from Parent of the Parent Termination Fee, the Company Expenses and the expenses referred to in Section 8.3(e) pursuant to this Section 8.3(b) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, the Financing Agreements and any Alternative Financing Agreements, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amount(s), none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, the Financing Agreements and any Alternative Financing Agreements, any of the transactions contemplated hereby and thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination.

(c) In the event that the Company shall terminate this Agreement pursuant to Section 8.1(d)(i), Section 8.1(d)(iii) or Section 8.1(d)(iv), or Parent shall terminate this Agreement pursuant to Section 8.1(c)(iii), then Parent shall pay the Company or its designees by wire transfer of same day funds, as promptly as possible (but in any event within two business days) following the delivery by the Company of an invoice therefor, all out-of-pocket fees and expenses incurred by the Company and its respective Affiliates in connection with the transactions contemplated by this Agreement (the “Company Expenses”) up to a maximum amount equal to US$2,500,000.

(d) (A) Upon the occurrence of any event specified in Section 8.3(a)(i) or (ii) or (B) in the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iii) and prior to the Shareholders’ Meeting, the Company’s board of directors has made a Change of Recommendation, then in any such event the Company shall pay Parent or its designees by wire transfer of same day funds, as promptly as possible (but in any event within two business days) following the delivery by Parent of an invoice therefor, all out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement, including the Financing, up to a maximum amount equal to US$2,500,000 (the “Parent Expenses”).

(e) Each of the parties hereto acknowledge that (i) the agreements contained in this Section 8.3 are an integral part of the Merger, (ii) each of the Termination Fee and the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Parent Related Parties or the Company Related Parties, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the Financing Agreements and any Alternative Financing Agreements and on the expectation of the consummation of the transactions contemplated hereby and thereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for the payment set forth in this Section 8.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the annual rate of three percent plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(f) The party desiring to terminate this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) shall give written notice of such termination to the other parties specifying the relevant provision(s) pursuant to which such termination is purportedly effected and including reasonable detail of the circumstances giving rise to such termination.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Non-Survival of Representations and Warranties and Agreements. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the parties in this Agreement shall survive the Effective Time, other than (i) the covenants and agreements contained in this Article IX, the agreements of the Company, Parent and Merger Sub contained in Article IV (Effect of the Merger on Issued Share Capital; Merger Consideration; Exchange of Certificates), the last sentence of Section 6.6 (Access and Reports), Section 6.10 (Expenses), Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and Section 6.15 (Confidentiality Agreement) and (ii) those other covenants and agreements of the parties contained herein that by their terms apply, or contemplate performance in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

9.2 Modification or Amendment. This Agreement may be amended with the approval of the respective boards of directors of the parties (in the case of the Company, the board of directors of the Company, acting upon the recommendation of the Independent Committee) at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the shareholders of the Company; provided, however, that after the Requisite Company Vote has been obtained, no amendment shall be made which by Law (including the relevant rules of NYSE) requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3 Waiver. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws and this Section. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

9.4 Counterparts; Signatures. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

9.5 Governing Law and Venue

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b) Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration.

(i) The place of arbitration shall be Singapore, and the arbitration shall be administered by the Singapore International Arbitration Centre (the “SIAC”) in accordance with the Arbitration Rules of the SIAC in force at the date of commencement of the arbitration (the “SIAC Rules”).

(ii) The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the SIAC Rules.

(iii) Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(iv) Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(v) The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(vi) Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

(a) If to Parent or Merger Sub:

Halogen Limited

c/o Primavera Capital Management Ltd.

Suite 5801, Two International Finance Centre

8 Finance Street, Central, Hong Kong

Attention: Jie Lian / Lawrence Wang

Facsimile: +852 3767 5001 / +852 3767 5001

e-mail: jie.lian@primavera-capital.com / lawrence.wang@primavera-capital.com

and

c/o Wise Lion Limited

No. 200, Wu Wei Road

Shanghai 200331, China

Attention: Dr. Jianhua Yang

Facsimile: +86 (21) 6363 6993

e-mail: jianhua.yang@chemspec.com.cn

with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Attention: Peter Huang

Facsimile: +86 (10) 6535 5577

e-mail: peter.huang@skadden.com

and

Primavera Capital Management Ltd.

Suite 5801, Two International Finance Centre

8 Finance Street, Central, Hong Kong

Attention: Jie Lian / Lawrence Wang

Facsimile: +852 3767 5001 / +852 3767 5001

e-mail: jie.lian@primavera-capital.com / lawrence.wang@primavera-capital.com

and

Latham & Watkins

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

Attention: David T. Zhang

Facsimile: +852 2522 7006

e-mail: David.Zhang@lw.com

If to the Company:

Chemspec International Limited

No. 200, Wu Wei Road

Shanghai 200331, China

Attention: Mr. Wang Zixin

Facsimile: +86 (21) 6363 6993

e-mail: zixin.wang@chemspec.com.cn

with a copy to (which copy shall not constitute notice):

Simpson Thacher & Bartlett LLP

3119 China World Office 1

1 Jianguomenwai Avenue

Beijing 100004, China

Attention: Douglas C. Markel, Esq.

Facsimile: +86 (10) 5965-2988

e-mail: dmarkel@stblaw.com

and with a copy to (which copy shall not constitute notice):

Shearman & Sterling LLP

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central, Hong Kong

Attention: Gregory Puff

Facsimile: +852 2978 8082

e-mail: Gregory.puff@shearman.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) one business day after being sent by courier or express delivery service or by facsimile, or (iii) three business days after being sent by first-class certified mail, return receipt requested, provided, however, that in each case the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party above (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto).

9.7 Entire Agreement. This Agreement (including any schedules, exhibits and annexes hereto), together with the Confidentiality Agreement, the Guaranties, the Company Disclosure Schedule, the Parent Disclosure Schedule, the letter agreement regarding the equity ownership percentage of Parent dated the date hereof by and between Dr. Jianhua Yang, Primavera SPV Ltd., Mr. Yunlong Yuan and Mr. Weinian Qi, and the Financing Agreements, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. Except as expressly set forth in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), and the rights of persons who are explicitly provided to be third party beneficiaries of the Guaranties and the Equity Funding Letters, this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder. Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto. Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

9.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement or the application thereof to any Person or any circumstance is determined by the SIAC to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

9.10 Interpretation; Absence of Presumption.

(a) For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules, exhibits and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and clause references are to the Articles, Sections, paragraphs, and clauses to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation”; (iv) the word “or” or “any” shall not be exclusive; (v) references to a Person are also to its successors and permitted assigns; provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified and (vii) all terms defined herein shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.11 Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto except that prior to the Closing, Merger Sub may assign all (but not less than all) of its rights and obligations hereunder to a direct or indirect wholly owned Subsidiary of Parent (provided that such assignment shall not (a) affect the obligations of the Equity Providers under the Equity Funding Letters, the Lender under the Facility Agreement or a Guarantor under a Guaranty or (b) impede, delay or adversely affect the consummation of the transactions contemplated hereby, including the Merger, or otherwise impede the rights of the Company or the shareholders of the Company hereunder). No assignment by any party shall relieve the assigning party of any of its obligations hereunder. Any purported assignment in violation of this Agreement will be void ab initio.

9.12 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.13 Remedies. Except as otherwise provided in Section 8.3(a) and (b), the parties hereto agree that irreparable damage would occur, monetary damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). Subject to the following sentence, (i) it is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity and (ii) each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto. Any party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement or the Equity Funding Letters and to enforce specifically the terms and provisions of this Agreement or the Equity Funding Letters shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything herein to the contrary, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Providers to fund the Equity Financing at the Effective Time shall be subject to the requirements that (i) all of the conditions in Section 7.1 and 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), (ii) the Debt Financing (and any Alternative Financing, if applicable) has been funded or would be funded in accordance with the terms of the Debt Financing Agreements (and any Alternative Financing Agreements, if applicable) at the Effective Time if the Equity Financing is funded at the Effective Time and (iii) the Company has irrevocably confirmed that if the Financing (and any Alternative Financing, if applicable) is funded, then it would take such actions that are within its control to cause the consummation of the transactions contemplated by this Agreement to occur. For the avoidance of doubt, while the Company may pursue both a grant of specific performance and the payment of the Parent Termination Fee under Section 8.3(b), the Company Expenses under Section 8.3(c) and the expenses referred to in Section 8.3(e), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in a Closing and monetary damages, including all or any portion of the Parent Termination Fee.

9.14 Limitation on Liabilities. (a) Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.13, the maximum aggregate liability of Parent and Merger Sub for monetary damages in connection with this Agreement or any of the transactions contemplated hereby (including the Financing and any Alternative Financing) shall be limited to the sum of the Parent Termination Fee, Company Expenses, and reimbursement of any applicable expenses pursuant to Section 8.3(e), and in no event shall the Company or any of its Subsidiaries seek or obtain, nor shall it permit any of its Representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of such amount against any of the Parent Related Parties, and in no event shall the Company or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind in excess of such amount against any of the Parent Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the Guaranties or the transactions contemplated hereby and thereby (including, any breach by Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(b) Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.13, the maximum aggregate liability of the Company for monetary damages in connection with this Agreement or any of the transactions contemplated hereby (including the Financing and any Alternative Financing) shall be limited to the sum of the Company Termination Fee, Parent Expenses, and reimbursement of any applicable expenses pursuant to Section 8.3(e), and in no event shall Parent, Merger Sub or any of its Subsidiaries seek or obtain, nor shall it permit any of its Representatives or any other Person on its or their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of such amount against any of the Company Related Parties, and in no event shall Parent, Merger Sub or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind in excess of such amount against any of the Company Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the Guaranties or the transactions contemplated hereby and thereby (including, any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

9.15 Certain Definitions. The following terms, as used herein, have the meanings which meanings shall be applicable equally to the singular and plural of the terms defined:

“75% Authorisation” shall have the meaning set forth in Section 5.1(c)(i).

“Acquisition Proposal” means any bona fide written proposal or offer from any Person with respect to (i) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its Subsidiaries that, if consummated, would result in any such Person beneficially owning 20% or more of the outstanding Shares or (ii) any acquisition by any Person, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of 20% or more of the outstanding Shares or 20% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Actions” shall have the meaning set forth in Section 5.1(g).

“ADSs” shall have the meaning set forth in Section 4.1(a).

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, including any fund or other similar investment vehicle of which the investment manager is a person controlling, controlled by or under common control with a party or the investment manager of a party where that party is a fund or other similar investment vehicle, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Agreement” refers to this agreement and plan of merger.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.2(b)(ii).

“Alternative Financings” shall have the meaning set forth in Section 6.9(a).

“Alternative Financing Agreement” shall have the meaning set forth in Section 6.9(a).

“Applicable Date” shall have the meaning set forth in Section 5.1(e)(i).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 5.1(c)(i).

“business day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in London, New York, the Cayman Islands, Hong Kong or the PRC.

“Buyer Group Contracts” shall have the meaning set forth in Section 5.2(n).

“Buyer Group Parties” shall have the meaning set forth in Section 5.2(n).

“Cayman Companies Law” shall have the meaning set forth in Section 1.1.

“Cayman Plan of Merger” shall have the meaning set forth in Section 1.3.

“Change of Recommendation” shall have the meaning set forth in Section 6.2(b).

“Closing” and “Closing Date” shall have meanings set forth in Section 1.2.

“Company” shall have the meaning set forth in the Preamble.

“Company Affiliate” shall have the meaning set forth in Section 5.1(i)(iii).

“Company Benefit Plans” shall have the meaning set forth in Section 5.1(h)(i).

“Company Disclosure Schedule” shall have the meaning set forth in Section 5.1.

“Company Expenses” shall have the meaning set forth in Section 8.3(c).

“Company IP” shall have the meaning set forth in Section 5.1(p)(i).

“Company Options” means Vested Company Options and Unvested Company Options.

“Company Recommendation” shall have the meaning set forth in Section 5.1(c)(ii).

“Company Related Parties” shall have the meaning set forth in Section 8.3(a).

“Company Reports” shall have the meaning set forth in Section 5.1(e)(i).

“Confidentiality Agreement” shall have the meaning set forth in Section 6.6.

“Contract” shall have the meaning set forth in Section 5.1(c)(iii).

“Current Section” shall have the meaning set forth in Section 5.1(c)(i).

“Damages” shall have the meaning set forth in Section 6.11(b).

“Debt Financing” shall have the meaning set forth in Section 5.2(c).

“Debt Financing Agreements” shall have the meaning set forth in Section 5.2(c).

“Delegation of Voting Power Agreement” means the letter agreement dated the date hereof by and among Dr. Jianhua Yang, Credit Suisse Trust Limited, and Primavera SPV Ltd.

“Depositary” shall have the meaning set forth in Section 4.2(g).

“Deposit Agreement” shall have the meaning set forth in Section 4.2(g).

“Dispute” shall have the meaning set forth in Section 9.5(b).

“Dissenting Shareholders” shall have the meaning set forth in Section 4.1(a).

“Dissenting Shares” shall have the meaning set forth in Section 4.1(a).

“Effective Time” shall have the meaning set forth in Section 1.3.

“Employees” shall have the meaning set forth in Section 5.1(o).

“Encumbrance” shall have the meaning set forth in Section 5.1(k)(iv).

“Environmental Law” shall have the meaning set forth in Section 5.1(m).

“Environmental Permit” shall have the meaning set forth in Section 5.1(m).

“Equity Financing” shall have the meaning set forth in Section 5.2(c).

“Equity Funding Letters” shall have the meaning set forth in Section 5.2(c).

“Equity Providers” shall have the meaning set forth in Section 5.2(c).

“Exchange Act” shall have the meaning set forth in Section 5.1(d).

“Exchange Fund” shall have the meaning set forth in Section 4.2(a).

“Exchange Ratio” shall have the meaning set forth in Section 4.3(b).

“Excluded Share” and “Excluded Shares” shall have the meaning set forth in Section 4.1(a).

“Facility Agreement” shall have the meaning set forth in Section 5.2(c).

“Financing” shall have the meaning set forth in Section 5.2(c).

“Financing Agreements” shall have the meaning set forth in Section 5.2(c).

“Founder Equity Funding Letter” shall have the meaning set forth in Section 5.2(c).

“Founder Shares” shall have the meaning set forth in Section 4.1(a).

“GAAP” shall have the meaning set forth in Section 5.1(e)(ii).

“Government Official” shall have the meaning set forth in Section 5.1(i)(iii).

“Governmental Antitrust Entity” shall have the meaning set forth in Section 6.5(d)(i).

“Guaranty” and “Guaranties” shall have the meaning set forth in the Recitals.

“Guarantors” shall have the meaning set forth in the Recitals.

“Governmental Entity” means any governmental, judicial, regulatory or administrative authority, agency, commission or body, court or other legislative, executive or judicial governmental entity, whether federal, state, local, domestic, multinational or foreign.

“Hazardous Substance” shall have the meaning set forth in Section 5.1(m).

“HK$” means the legal currency of the Hong Kong Special Administrative Region of the People’s Republic of China.

“Indemnified Party” shall have the meaning set forth in Section 6.11(a).

“Independent Committee” means a committee of the Company’s board of directors consisting of members of the board of directors of the Company that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

“Injunction” shall have the meaning set forth in Section 7.1(b).

“Intellectual Property” shall have the meaning set forth in Section 5.1(p).

“Judgment” shall have the meaning set forth in Section 5.1(g).

“Knowledge” means, (i) with respect to the Company, the actual (but not constructive or imputed) knowledge of the Vice Presidents of the Company as of the date of this Agreement without any implication of verification or investigation concerning such knowledge, and (ii) with respect to Parent and Merger Sub, the actual (but not constructive or imputed) knowledge of any director thereof as of the date of this Agreement without any implication of verification or investigation concerning such knowledge.

“Laws” shall have the meaning set forth in Section 5.1(i)(i).

“Leased Real Property” shall have the meaning set forth in Section 5.1(k)(ii).

“Lender” shall have the meaning set forth in Section 5.2(c).

“Liabilities” shall have the meaning set forth in Section 5.1(g).

“Licenses” shall have the meaning set forth in Section 5.1(i)(ii).

“Lien” shall have the meaning set forth in Section 5.1(b)(i).

“Material Adverse Effect” means any change, effect, event, or occurrence (any such item, an “Effect”) that, individually or in the aggregate with all other Effects (i) has a material adverse effect on the business, assets, consolidated results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) would or would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement; provided, however, that none of the following, and no Effect, alone or in combination, related to or arising out of any of the following, shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur: (A) Effects that affect the industry in which the Company and its Subsidiaries operate; (B) changes in general business, economic or political conditions; (C) Effects affecting the financial, credit or securities markets in the United States, the PRC or any other country or region in the world, including changes in interest rates or foreign exchange rates; (D) Effects attributable to the consummation of the transactions contemplated by, or the announcement of the execution of, this Agreement (other than in respect of any breach of any representation or warranty contained in Section 5.1(c)(iii) and Section 5.1(d)); (E) any change in the Company’s stock price or trading volume (it being understood that the underlying cause of such change in stock price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (F) any action taken by the Company or any of its Subsidiaries (x) that is required by this Agreement, (y) with Parent’s or Merger Sub’s written consent or (z) at the written request of Parent or Merger Sub; (G) any Effect caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared); including any escalation or worsening thereof, in each case occurring after the date hereof; (H) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, or other similar force majeure events, in each case occurring after the date hereof; (I) changes or modifications in (x) GAAP or (y) applicable Law or the interpretation or enforcement thereof, in each case occurring after the date of this Agreement; (J) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (K) any change or prospective change in the Company’s credit ratings; (L) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, and (M) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lendors, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; provided, however, that any Effect referred to in clauses (A), (B), (C), (G), (H) or (I)(y) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Material Adverse Effect has occurred or is reasonably expected to occur).

“Material Contract” shall have the meaning set forth in Section 5.1(j)(i).

“Memorandum and Articles of Association” shall have the meaning set forth in Section 2.1.

“Management Shares” shall have the meaning set forth in Section 4.1(a).

“Merger” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Non-Wholly Owned Subsidiary” shall have the meaning set forth in Section 5.1(b)(i).

“NYSE” shall have the meaning set forth in Section 6.7.

“Outstanding Parent Shares” shall have the meaning set forth in Section 5.2(d)(i).

“Owned Real Property” shall have the meaning set forth in Section 5.1(k)(i).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Disclosure Schedule” shall have the meaning set forth in Section 5.2(e)(ii).

“Parent Expenses” shall have the meaning set forth in Section 8.3(d).

“Parent Related Parties” shall have the meaning set forth in Section 8.3(a).

“Parent Termination Fee” shall have the meaning set forth in Section 8.3(b)

“Paying Agent” shall have the meaning set forth in Section 4.2(a).

“Per ADS Merger Consideration” shall have the meaning set forth in Section 4.1(a).

“Per Share Merger Consideration” shall have the meaning set forth in Section 4.1(a).

“Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens securing indebtedness or liabilities that are reflected in the Company Reports filed or furnished prior to the date hereof; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (x) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business; and (xi) any other Liens that have been incurred or suffered in the ordinary course of business and that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, as well as any group or syndicate that would be deemed to be a person under Section 13(d)(3) of the Securities Act.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Primavera” shall have the meaning set forth in the Recitals.

“Primavera Equity Funding Letter” shall have the meaning set forth in Section 5.2(c).

“Proxy Statement” shall have the meaning set forth in Section 5.1(d).

“RCA” shall have the meaning set forth in Section 4.3(b).

“Redacted Fee Letter” means the fee letter from Standard Chartered Bank (Hong Kong) Limited, in which the only redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing being made available by such financing source.

“Representatives” shall have the meaning set forth in Section 6.2(a).

“Requisite Company Vote” shall have the meaning set forth in Section 5.1(c)(i).

“RMB” means renminbi, the lawful currency of the PRC.

“SIAC” shall have the meaning set forth in Section 9.5(b)(i).

“SIAC Rules” shall have the meaning set forth in Section 9.5(b)(i).

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 5.1(e)(i).

“Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act relating to the adoption of this Agreement by the shareholders of the Company (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein).

“SEC” shall have the meaning set forth in Section 5.1.

“Securities Act” shall have the meaning set forth in Section 5.1(e)(i).

“Share” and “Shares” shall have the meaning set forth in Section 4.1(a).

“Share Certificate” shall have the meaning set forth in Section 4.2(b).

“Shareholders’ Meeting” shall have the meaning set forth in Section 6.4.

“Stock Plan” shall have the meaning set forth in Section 5.1(b)(i).

“Subsidiary” means, with respect to any party, any Person of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide Acquisition Proposal, which was not obtained in violation of Section 6.2, that would result in any Person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than 50% of the total voting power of the equity securities, of the Company that the board of directors of the Company (acting through the Independent Committee) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated by this Agreement.

“Support Agreement” means the Support Agreement dated the date hereof by and among Primavera SPV Ltd., Credit Suisse Trust Limited, Wise Lion Limited and Dr. Jianhua Yang.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Takeover Statute” shall have the meaning set forth in Section 5.1(l).

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

“Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the Internal Revenue Service of the United States or any other Governmental Entity, domestic or foreign, including consolidated, combined and unitary tax returns.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Termination Fee” shall have the meaning set forth in Section 8.3(a).

“Trade Secrets” shall have the meaning set forth in Section 5.1(p).

“Uncertificated Shares” shall have the meaning set forth in Section 4.2(b).

“Unvested Company Options” shall have the meaning set forth in Section 4.3(b).

“US$” means the legal currency of the United States of America.

“Vested Company Options” shall have the meaning set forth in Section 4.3(a).

“Wholly Owned Subsidiary” shall have the meaning set forth in Section 5.1(b)(i).

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

HALOGEN LIMITED

By:	/s/ Jianhua Yang
Name: Jianhua Yang
Title: Director

By:	/s/ Jie Lian
Name: Jie Lian
Title: Director

Signature Page to Agreement and Plan of Merger

HALOGEN MERGERSUB LIMITED

By:	/s/ Jianhua Yang
Name: Jianhua Yang
Title: Director

By:	/s/ Jie Lian
Name: Jie Lian
Title: Director

Signature Page to Agreement and Plan of Merger

Solely for the purpose of agreeing to Section 6.20 of this Agreement

DR. JIANHUA YANG

By:	/s/ Jianhua Yang
Name: Jianhua Yang

Signature Page to Agreement and Plan of Merger

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ Qian Zhao
Name: Qian Zhao
Title: Authorized Signatory

Signature Page to Agreement and Plan of Merger

APPENDIX 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on [—] 2011

BETWEEN

(1)	HALOGEN MERGERSUB LIMITED, an exempted company incorporated under the laws of the Cayman Islands on [—], with its registered office situate at [Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands] (“Mergersub”); and

(2)	CHEMSPEC INTERNATIONAL LIMITED, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situate at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands (“Chemspec” or “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)	Mergersub and Chemspec have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated March 21, 2011 made between Halogen Limited, Mergersub and Chemspec, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

W I T N E S S E T H:

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Halogen Mergersub Limited and Chemspec International Limited.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be Chemspec International Limited.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at [Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands].

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AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Merger the authorized share capital of Mergersub was HK$300,000 divided into 30,000,000 ordinary shares of HK$0.01 par value per share all of which have been issued.

5.	Immediately prior to the Merger the authorized share capital of Chemspec was HK$200,000,000 divided into 20,000,000,000 ordinary shares of HK$0.01 par value per share of which [—] ordinary shares had been issued and fully paid.

6.	The authorized share capital of the Surviving Company shall be HK$300,000 divided into 30,000,000 ordinary shares of HK$0.01 par value per share.

7.	Each issued and outstanding ordinary share of Mergersub shall be converted into and continue as an ordinary share of the Surviving Company in accordance with the provisions of the Agreement.

8.	Each ordinary share, par value HK$0.01 per share, of Chemspec, other than any dissenting shares and any ordinary shares beneficially owned by Dr. Jianhua Yang, Yunlong Yuan or Weinian Qi (including any persons controlled by any of the foregoing) prior to the Effective Date, shall be cancelled in exchange for the right to receive US$[—] in cash per ordinary share in accordance with the provisions of the Agreement.

9.	On the Effective Date (as defined below) the shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to shares;

in each case as set out in the Articles of Association of the Surviving Company.

EFFECTIVE DATE

10.	The Merger shall take effect on [SPECIFY DATE]1 after the date this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

PROPERTY

1	Note: such date shall be within seven business days after the Closing Date.

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11.	On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

12.	The Memorandum of Association and Articles of Association of Mergersub immediately prior to the Effective Date shall be the Memorandum of Association and Articles of Association of the Surviving Company (save for references to the name) on the Effective Date.

DIRECTORS BENEFITS

13.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

14.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
Jianhua YANG	[—]
Jie LIAN	[—]
[—]	[—]

SECURED CREDITORS

15.	(a) Halogen Mergersub Limited has no secured creditors; and

(b)     Chemspec International Limited has no secured creditors.

RIGHT OF TERMINATION

16.	The directors of Chemspec may terminate this Plan of Merger immediately prior to the Effective Date in the event (a) that financing has not been made available under the terms of the facility agreement dated March 21, 2011 made between Halogen Limited as Borrower, Halogen Mergersub Limited as Original Guarantor, Standard Chartered Bank (Hong Kong) Limited as Initial Arranger and Original Lender, Standard Chartered Bank (Hong Kong) Limited as Facility Agent and Standard Chartered Bank (Hong Kong) Limited as security agent, or through such alternative sources as permitted by the Agreement or (b) the Agreement has been validly terminated pursuant to the terms and conditions of the Agreement.

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Each of the undersigned, being all of the Directors of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.

For and on behalf of HALOGEN MERGERSUB LIMITED:

[Name]                 Date

Director

For and on behalf of CHEMSPEC INTERNATIONAL LIMITED:

[Name]                 Date

Director

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Note: The Annex forms part of this Plan of Merger.

ANNEX A

(the “Agreement”)

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